Exhibit 1.02
Conflict Minerals Report
For Calendar Year 2013

This is The Walt Disney Company’s 2013 Conflict Minerals Report pursuant to Rule 13p-1 of the Securities and Exchange Commission (the “Conflict Minerals Rule”).
Background
The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in five business segments: Media Networks, Parks and Resorts, Studio Entertainment, Consumer Products and Interactive. For convenience, the terms “Company” and “we” are used in this report to refer collectively to the parent company and its subsidiaries through which our various businesses are actually conducted.
The Company derives the vast majority of its revenues from the licensing of intellectual property, sale of advertising time, charges for entertainment, lodging and associated food and beverage sales at its theme parks, resorts, and cruise lines. We also derive revenue from the sales of physical products that we have determined do not include tin, tungsten, tantalum or gold (“3TG”) as necessary to the products’ functionality or production (“necessary 3TG”), such as physical copies of films and music, books, magazines and comic books.
Less than 10% of our revenue in 2013 was derived from the sale of items such as clothing, accessories, toys, jewelry and other consumer goods, which we classify together as retail merchandise and constitute the product category covered by this report. We sell many of these items directly through Disney Stores throughout the world and at our entertainment venues including our parks and resorts, and we sell others wholesale to other retailers. While the revenue from these items is small compared to our overall revenue, the number of individual items sold is large. We estimate that we sold retail merchandise with over 150,000 different SKUs in calendar 2013. Moreover, the specific items we sell change rapidly, with many items being sold for only a brief period, to be replaced by other items sourced from other suppliers within a few months.
The Company does not manufacture any of the retail merchandise it sells, sourcing the specific merchandise items from over 2,500 suppliers in calendar 2013. We believe that many of our suppliers themselves source the components of these items from numerous other suppliers, and our direct suppliers are often many steps removed from the source of the raw materials contained in the items. In addition, we believe that in many cases the items we acquire from a supplier represent a small portion of the supplier’s total production.

Disney’s Supply Chain Program
The number, diversity and frequent turnover of items of retail merchandise we sell, the number and turnover of suppliers, and our remote position in the supply chain demand an extensive and dynamic supply chain information program for determining and tracking the source of individual items, the nature of the raw materials included in the products, and the ultimate source of those raw materials. In 2013, we created an integrated supply chain management function to better coordinate supply chain practices across the Company.
In 2013 we also developed a Conflict Minerals Compliance Program (the Program) focused on identifying suppliers of retail merchandise that may contain necessary 3TG and gathering information about the supply chain practices of those suppliers. The Program includes reasonable inquiry into the country of origin of any necessary 3TG and appropriate diligence into whether any necessary 3TG that originated in the Democratic Republic of the Congo or adjoining countries (covered countries) support armed conflict. The Program has been designed so that the diligence aspects of the Program conform, in all material respects, to the guidance set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition (OECD Guidance). The Program includes the following elements:

1.	Internal Management Structure

We established a Conflict Minerals Steering Committee comprised of executive-level representatives responsible for providing governance and oversight over the execution of the Program and monitoring the Program’s compliance with regulatory requirements and satisfaction of enterprise goals. The day-to-day implementation of the Program is conducted by a Conflict Minerals Project Team within our supply chain organization, which reports to an executive officer of the Company.

2.	Conflict Minerals Policy

The Conflict Minerals Steering Committee adopted a Conflict Minerals Policy, which sets forth the steps we are taking to comply with the Conflict Minerals Rule. These steps include: the establishment of the internal management structure described above; engagement with suppliers as described below (including due diligence measures in line with the OECD Guidance); reporting required by the Conflict Minerals Rule; and monitoring developments relating to conflict minerals with an eye to enhancing the Program. Our policy was distributed to suppliers who may supply us with products covered by the rule and is posted on our web site at http://thewaltdisneycompany.com/citizenship/policies/conflict-minerals-policy and includes a mechanism for reporting concerns or asking questions regarding the policy.

3.	Identification of Suppliers

To identify suppliers of products that potentially included necessary 3TG, we used the following process:

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We determined that the Conflict Minerals Rule applied to products consisting of retail merchandise, as the remainder of our business consisted either of: the provision of services, the licensing of non-physical intellectual property, or the sale of DVDs, Blu-Ray discs and CDs, which do not have the potential to include necessary 3TG.

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Based on lists of historic suppliers of retail merchandise updated through interviews with sourcing managers, we compiled a list of the 2,548 suppliers we were able to identify as supplying retail merchandise (irrespective of whether the merchandise they supplied was likely to contain necessary 3TG) in 2013.

4.	Survey of Suppliers

We developed, distributed and compiled the results of a survey of the suppliers. The survey was based on the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative Conflict Minerals Reporting Template, revision 2.03a, supplemented with additional questions designed to provide visibility into our suppliers’ sourcing activities, including the basis for their responses regarding the source of conflict minerals in the products they supplied to us. We also provided suppliers access to information regarding the regulation of conflict minerals.
In order to maximize response rates to the survey, we sent all suppliers a notice in advance of the survey and three reminders following initial delivery of the survey. Disney personnel who directly manage the supplier relationship also followed up with our largest suppliers (based on the amount we spend with the supplier) and suppliers who sourced items we believed were most likely to contain necessary 3TG.
Results of the Conflict Minerals Compliance Program for 2013
We received responses from 788 (31%) of the 2,548 suppliers initially identified. The vast majority of the suppliers who did complete the survey responded that the products they supplied us did not contain any necessary 3TG. Based on survey responses and our further review of the retail merchandise supplied, we identified 23 suppliers who manufactured products for us that contained necessary 3TG.
Of these 23 suppliers, 19 either (i) responded to our survey that they could not determine the country of origin of the necessary 3TG or (ii) responded that the necessary 3TG did not originate in a covered country, but their survey responses indicated that they did not have a supply chain management program that would be capable of reliably determining the source of necessary 3TG in the products they supplied to us. The remaining four suppliers provided information about the source of necessary 3TG in the products they supplied to us. Three of the suppliers identified the smelters or refineries from which necessary 3TG were supplied, and each of the identified smelters or refineries is on the list of the Conflict Free Sourcing Initiative’s (CFSI) Conflict Free Smelters list. The remaining supplier provided us with a statement that the necessary 3TG was sourced under various standards for conflict free mineral supply, but did not identify smelters or refineries. The smelters and refineries identified by our suppliers (all of which supplied gold used in our products), and the location of these smelters and refineries, are as follows:

Smelter or Refinery	Country
Metalor USA Refining Corporation	United States
Royal Canadian Mint	Canada
Umicore SA Business Unit Precious Metals Refining	Belgium
United Precious Metal Refining Inc.	United States

Except for the products supplied by the three suppliers whose necessary 3TG was identified as originating from these smelters or refineries, we have not been able to determine the facilities used to process the necessary 3TG, the country of origin of the necessary 3TG, or the mine or location of origin of the necessary 3TG in our products.
Further Development of Disney’s Conflict Minerals Compliance Program
Given the large number of suppliers from whom we procure retail merchandise, the relatively small portion of the Company’s overall business involved in the sale of merchandise, the relatively small portion of business we believe we represent to many of our suppliers, and the multiple tiers we are removed from the origin of materials in the products supplied to us, our efforts with respect to 2013 were devoted to continuing to refine our internal systems for maintaining and retrieving data regarding suppliers and the products they supply, as well as surveying suppliers regarding their supply chain practices and reporting based on the responses we received.
Based on the results of the Program for calendar 2013, we are focusing on further refinement of our systems for identifying relevant suppliers and the product categories associated with each supplier and on obtaining additional and more reliable information on each supplier’s own supply chain. We are also reviewing the information obtained from the Program this year to evaluate the overall quality of supply chain practices of our suppliers and to evaluate the feasibility and impact of encouraging more widespread adoption of robust supply chain practices on the part of our suppliers in light of developing supply chain certification programs.

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